2011 | First Midwest Bancorp, Inc.

Raymond James

Institutional Investors Conference

Chicago, IL

August 10, 2011

Forward Looking Statements & Additional Information

This presentation may contain, and during this presentation our management may make statements that may constitute "forward-looking statements" within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are not historical facts but instead represent only our beliefs regarding future events, many of which, by their nature, are inherently uncertain and outside our control. Forward-looking statements include, among other things, statements regarding our financial performance, business prospects, future growth and operating strategies, objectives and results. Actual results, performance or developments could differ materially from those expressed or implied by these forward-looking statements. Important factors that could cause actual results to differ from those in the forward-looking statements include, among others, those discussed in our Annual Report on Form 10-K, the preliminary prospectus supplement and other reports filed with the Securities and Exchange Commission, copies of which will be made available upon request. With the exception of fiscal year end information previously included in the audited financial statements in our Annual Report on Form 10-K, the information contained herein is unaudited. Except as required by law, we undertake no duty to update the contents of this presentation after the date of this presentation.

The Company's accounting and reporting policies conform to U.S. generally accepted accounting principles ("GAAP") and general practice within the banking industry. As a supplement to GAAP, the Company has provided non-GAAP performance results. The Company believes that these non-GAAP financial measures are useful because they allow investors to assess the Company's operating performance. Although the non-GAAP financial measures are intended to enhance investors' understanding of the Company's business and performance, these non-GAAP financial measures should not be considered an alternative to GAAP.

First Midwest Presentation Index

- Who We Are

- Operating Performance

- Credit And Capital

- Opportunities and Focus

- Going Forward

Who We Are

Overview Of First Midwest

- Headquartered In Suburban Chicago
- $8.1bn Assets
  - $5.4bn Loans [3]
- $6.5bn Deposits
  - 71% Transactional
- $4.5bn Trust Assets



Loan Mix



Covered Loans 6%
Commercial & Industrial 32%
Consumer 12%
Commercial Real Estate 50%

$5.4bn

Deposit Mix [2]



Demand 22%
Time Deposits 29%
Money Market 19%
Savings & NOW 30%

$6.5bn

- Highly Efficient Platform
  - $68mm Of Deposits Per Branch
- Leading Market Share In Non-Downtown Chicago MSA [1]
  - #9 In Market Share

Note: Information as of 30-June-11.
[1] Source: SNL Financial. Non-downtown ranking and market share based on total deposits in Chicago MSA less deposits in the city of Chicago. Data as of 31-Dec-10.
[2] Based on quarterly average deposit mix as of 30-June-11.
[3] Includes $315mm in covered loans stemming from three FDIC-assisted transactions since 30-Sept-09.



Chicago Tribune

Top 100 Employer, #7 Of 20 Largest
(Only Financial Institution)





strong, trusted . . . and honored.

"Highest Customer Satisfaction with Retail Banking in the Midwest"

- Overall Satisfaction
- Product Offerings
- Facilities
- Account Information
- Fees
- Account Activities

HIGHEST CUSTOMER SATISFACTION
J.D. POWER
AND ASSOCIATES®
RETAIL BANKING - MIDWEST • 2011
PRESENTED TO
FIRST
MIDWEST BANK
BY J.D. POWER AND ASSOCIATES

First Midwest Bank

Member FDIC

*First Midwest Bank received the highest numerical score among retail banks in the Midwest region in the proprietary J.D. Power and Associates 2011 Retail Banking Satisfaction Study℠. Study based on 51,620 total responses measuring 27 providers in the Midwest region (IA, IL, KS, MO, MN, WI) and measures opinions of consumers with their primary banking provider. Proprietary study results are based on experiences and perceptions of consumers surveyed in January 2011. Your experiences may vary. Visit jdpower.com.

Operating Performance

Second Quarter Results

| Key Operating Metrics [1] | Quarter To Date | | | Change | |
	June 30 2011	March 31 2011	June 30 2010	QoQ	YoY
PTPP Core Operating Earnings [2]	$ 34.3	$ 31.4	$ 34.7	9%	-1%
Net Income	$ 10.8	$ 10.2	$ 7.8	6%	39%
Net Interest Margin	4.10%	4.15%	4.21%	-1%	-3%
Efficiency Ratio	60.19%	62.40%	57.92%	-4%	4%
Loans, End Of Period [3]	$ 5,428	$ 5,448	$ 5,373	0%	0%
Avg. Core Transactional Deposits	$ 4,743	$ 4,528	$ 4,298	5%	10%

Solid Earnings, Top Line Revenues

Significant Growth In Low Cost Deposits

[1] Dollar amounts in millions.
[2] PTPP represents Pre-Tax, Pre-Provision earnings, which is a non-GAAP financial measure. For reconciliation to GAAP measure, please refer to the appendix.
[3] Includes covered loans acquired from FDIC-assisted transactions totaling $315 million, $352 million, and 165 million as of 30-June-11, 31-Mar-11, and 30-June-10, respectively.

Second Quarter Highlights

Key Capital & Credit Metrics [1]	Quarter Ended			Change	
	June 30 2011	March 31 2011	June 30 2010	QoQ	YoY
Tier 1 Common	10.21%	9.97%	10.88%	2%	-6%
Charge-offs	$ 23.9	$ 19.6	$ 20.9	22%	15%
NPAs + 90 Days Past Due	$ 222.9	$ 239.8	$ 266.0	-7%	-16%
Loans 30-89 Days Past Due	$ 30.4	$ 28.9	$ 32.0	5%	-5%

Strong Capital Position
Credit Metrics Elevated But Improving

[1] Dollar amounts in millions.

Core Business Is Solid



Net Interest Margin %

Efficiency Ratio % ¹

Pre-Tax, Pre-Provision Earnings ² / RWA

■ FMBI   ■ Chicago Peers³   ■ Metro Peers⁴

Source: FMBI based on internal data; peer data from SNL Financial.
¹ Equal to non-interest expense divided by fully taxable equivalent (FTE) net interest income and non-interest income. Excludes nonrecurring items; items sourced from SNL.
² This is a non-GAAP financial measure. For reconciliation to GAAP measure, please refer to the appendix.
³ Chicago Peers based on median of MBFI, OSBC, PVTB, TAYC and WTFC.
⁴ Metro Peers based on median of CATY, CBSH, CFR, FCF, FMER, FULT, MBFI, ONB, PVTB, SUSQ, UMPQ, VLY, WTFC, and TRMK.

11

Credit & Capital

Loan Portfolio Overview



Total Loans = $5.4bn

- Home Equity 8%
- Real Estate – 1- 4 Family 3%
- Other Consumer 1%
- Covered 6%
- Consumer 12%
- Commercial 82%

- C&I 32%
- Office, Retail & Industrial 23%
- Residential Construction 2%
- Commercial Construction & Land 3%
- Multi-family 6%
- Other CRE 16%

Consumer Loans = $662mm

- Branch originated
- Home equity dominated

Covered Loans = $315 mm

- Performing Better Than Originally Expected
- Losses Mitigated By Loss-Share

Commercial Loans = $4.45bn

- ~95% in footprint
- 82% of portfolio, 50% CRE
- Diversified + granular
- Most have personal guarantees

Note: Loan data as of 30-Jun-11.

Changing Loan Mix

Loan Type [1]	June 30 2011	% of Total	Dec. 31 2009	% of Total	% Chg.
Commercial and Industrial	$ 1,519	30	$ 1,438	28	6
Agricultural	238	4	210	4	13
Office, Retail, Industrial	1,229	24	1,213	23	1
Multi-Family	336	7	334	6	1
Residential Construction	129	2	314	6	(59)
Commercial Construction	147	3	231	5	(37)
Other Commercial Real Estate	853	17	799	15	7
Subtotal Commercial	4,451	87	4,539	87	(2)
1-4 Family Mortgages	185	4	140	3	32
Consumer	478	9	524	10	(9)
Total	**$ 5,113**	**100**	**$ 5,203**	**100**	**(2)**

Greater Commercial And Owner-Occupied CRE Reduced Construction, Re-entry To 1-4 Family

[1] Dollar amounts in millions.
Note: Excludes covered loans acquired in FDIC-assisted transactions.

Non-Performing Asset Trends [1] [2]

NPA %



■ FMBI   ■ Chicago Peers[3]   ■ Metro Peers[4]

Reflects Steady Progress, Influenced

By Disposition Strategy And Market

Source: SNL Financial.
[1] Non-performing asset trends are represented as Nonperforming Assets (NPAs) + 90 days past due loans divided by loans plus Real Estate Owned (REO).
[2] Graph represents problem non-performing asset (NPA) percentage.
[3] Chicago Peers based on median of MBFI, OSBC, PVTB, TAYC and WTFC.
[4] Metro Peers based on median of CATY, CBSH, CFR, FCF, FMER, FULT, MBFI, ONB, PVTB, SUSQ, UMPQ, VLY, WTFC, and TRMK.

Addressing Reality of Credit Cycle

- **Conditions Slowly Improving**
  - Real Estate Lagging
  - C&D Remains Stressed, Lower Exposure

- **Continued Focus On Reducing NPA Levels**
  - Adverse Rated Credits Declining
  - Adjusting Carrying Values To Facilitate Disposition
  - Pursuing Multiple Strategies
    - Cash-Flowing Properties Offer Greater Alternatives

Source: SNL Financial.
[1] Problem loans are represented as Nonperforming Assets (NPAs) + 90 days past due loans divided by loans plus Real Estate Owned (REO).
[2] Graph represents problem loan percentage.
[3] Chicago Peers based on median of MBFI, OSBC, PVTB, TAYC and WTFC.
[4] Metro Peers based on median of CATY, CBSH, CFR, FCF, FMER, FULT, MBFI, ONB, PVTB, SUSQ, UMPQ, VLY, WTFC, and TRMK.

16

Leading Capital Foundation
First Midwest vs. Peers

Tier 1 Common



Total Capital



FMBI Rank		2/6	4/15		2/6	4/15

Tier 1 RBC



NPA + 90 / TCE + LLR



FMBI Rank		2/6	3/15		2/6	8/15

Source: Company data and SNL Financial. FMBI as of 30-Jun-11.
[1] Chicago Peers based on median of MBFI, OSBC, PVTB, TAYC and WTFC.
[2] Metro Peers based on median of CATY, CBSH, CFR, FCF, FMER, FULT, MBFI, ONB, PVTB, SUSQ, UMPQ, VLY, WTFC, and TRMK.

17

Opportunities & Focus

Continued Business Investment

- **Expanding Distribution And Reach**
  - Market Entry
    - Downtown Chicago, DuPage
  - Upgrading Internet Platform

- **Strengthening Sales Organization**

- **Enriching Product Offering**

- **Balancing Operational Capacity**

Market Disruption

- Environment Creates Opportunities

- In Greater Chicago Area
  - ~ 45 Failures Since Start Of 2009
  - ~ 60 Institutions ($31 Billion) With Texas Ratio > 100%

- Well Positioned To Benefit
  - Strong Capital Position
  - Solid Reputation: In Marketplace 70+ Years
  - Tenured Sales Force
  - Experienced Management



Successful Acquisition Growth [1]

	Date	Deposits [2]	Core [3]	Loans [2]
First DuPage	4Q09	$ 232	26%	$ 212
Peotone Bank And Trust	2Q10	84	73%	53
Palos Bank And Trust	3Q10	462	47%	297
Total		$ 778		$ 562

In Total, Added 8 Locations, 25,000 Households,
Generated Pre-Tax Gain of $17 Million,
Retained Over 90% of Core Deposits [4]

Strategically and Financially Accretive

(1) Information as of acquisition date
(2) Dollars in millions
(3) Core comprised of demand, NOW, money market, and savings
(4) As of March 31, 2011

Acquisition Opportunities

- Selective Criteria

- Ability To Strengthen The Company

- Leverages Our Skills
  - Local Market Knowledge
  - Core Competency
  - Experienced And Successful Acquirer
    - 7 Deals, $2.7bn Since 2003

- FDIC-Assisted Deals Becoming More Competitive
  - Deals Likely Smaller
  - Eventual Shift From Assisted To Unassisted

Going Forward

Positioning For Long-Term Success

- Investing In Sales Organization
  - Lending Platform
  - Wealth Management
  - Market Expansion

- Increasing Efficiency
  - Transitioning To Improved Credit
  - Investing In And Leveraging Technology

- Improving Credit, Significant Capital

Why First Midwest

- Premier Community Banking Franchise

- Working Through Cycle

- Solid Capital; Liquidity

- Experienced Management Team

- Market Opportunities Available

Positioned For Long-term Success

Questions?



Appendix

Reconciliation of Non-GAAP Measures

Pre-Tax, Pre-Provision Core Operating Earnings [1]

(Dollar amounts in thousands)

	Quarters Ended		
	June 30, 2011	March 31, 2011	June 30, 2010
Income before income tax	$ 13,669	$ 10,248	$ 7,948
Provision for loan losses	18,763	19,492	21,526
Pre-tax, pre-provision earnings	32,432	29,740	29,474
Non-Operating Items			
Securities gains, net	1,531	540	1,121
Gain on Federal Deposit Insurance Corporation ("FDIC")-assisted transaction	-	-	4,303
Losses on sales and write-downs of OREO	(3,423)	(2,227)	(8,924)
Integration costs associated with FDIC-assisted transactions	-	-	(1,772)
Total non-operating items	(1,892)	(1,687)	(5,272)
Pre-tax, pre-provision core operating earnings [1]	$ 34,324	$ 31,427	$ 34,746

[1] The Company's accounting and reporting policies conform to U.S. generally accepted accounting principles ("GAAP") and general practice within the banking industry. As a supplement to GAAP, the Company has provided this non-GAAP performance result. The Company believes that this non-GAAP financial measure is useful because it allows investors to assess the Company's operating performance. Although this non-GAAP financial measure is intended to enhance investors' understanding of the Company's business and performance, this non-GAAP financial measure should not be considered an alternative to GAAP.